Exhibit 99.1

Press Release

Save the Date: HUTCHMED to Host Expert Insights Event on Recent Savolitinib Clinical Data in Non-Small Cell Lung Cancer

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, October 27, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces an expert webcast, co-hosted with Citigroup Global Markets Asia Limited (“Citigroup”) for analysts and investors, to discuss recent Phase III clinical data for savolitinib in MET-driven non-small cell lung cancer (“NSCLC”) recently presented at the European Society for Medical Oncology (ESMO) Congress 2026. This virtual webcast will take place on Thursday, November 5, 2026, at 4:30 pm HKT / 8:30 am GMT / 3:30 am EST.

The discussion will be led by Professor Yi-Long Wu, principal investigator of the SANOVO study, who will share insights on the latest clinical data and treatment strategies for MET-driven NSCLC. Dr Weiguo Su, Chief Executive Officer (presently on leave of absence) and Chief Scientific Officer of HUTCHMED, will also join the panel to discuss the development progress to date and global regulatory outlook of savolitinib in light of data from both the SANOVO study in China and the SAFFRON global study. The event will be moderated by Mr Yingqi Peng, Asia Healthcare Research Analyst from Citigroup.

The webcast will be conducted in Chinese (Putonghua) with simultaneous English interpretation. Event and registration details will be available at www.hutch-med.com/event.

About Savolitinib

Savolitinib is an oral, potent and highly selective MET tyrosine kinase inhibitor (“TKI”) that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression.

Savolitinib is marketed in China under the brand name ORPATHYS® for the treatment of adult patients with locally advanced or metastatic NSCLC with MET exon 14 skipping alteration, representing the first selective MET inhibitor approved in China. Savolitinib also received a conditional approval in China for the treatment of adult patients with locally advanced or metastatic gastric cancer or gastroesophageal junction (GC/GEJ) adenocarcinoma patients with MET amplification who have failed at least two prior systemic treatments. Savolitinib in combination with TAGRISSO® is approved in China for patients with locally advanced or metastatic epidermal growth factor receptor (“EGFR”) mutation-positive non-squamous NSCLC with MET amplification after disease progression on EGFR-TKI therapy based on the SACHI Phase III trial. The combination was also granted a temporary authorization in Switzerland for the treatment of patients with locally advanced or metastatic EGFRm NSCLC and high levels of MET overexpression or amplification who progressed on prior treatment with TAGRISSO®. This was based on results from the global SAVANNAH Phase II trial. The global, randomized, SAFFRON Phase III trial in the same treatment setting comparing the combination with doublet platinum-based chemotherapy reported positive high-level results, demonstrating a statistically significant and clinically meaningful improvement in progression-free survival (“PFS”) and overall survival (“OS”) in August 2026.

Savolitinib is being jointly developed by AstraZeneca and HUTCHMED and commercialized by AstraZeneca.

About SANOVO

SANOVO is a blinded, randomized, controlled Phase III trial in previously untreated patients with locally advanced or metastatic NSCLC with activating EGFR mutations and MET overexpression in China conducted by HUTCHMED. The study evaluates the efficacy and safety of savolitinib in combination with TAGRISSO® compared to TAGRISSO® alone, a standard-of-care treatment option for these patients. A total of 326 treatment-naïve patients with locally advanced or metastatic NSCLC harbouring EGFR mutations (exon 19 deletion or L858R) and MET overexpression were randomized in a 1:1 ratio to receive TAGRISSO® 80 mg once daily plus either savolitinib or placebo at 300/200 mg twice daily (dosed based on body weight).

The primary endpoint of the trial is PFS as assessed by investigators. Other endpoints include PFS assessed by an independent review committee, OS, objective response rate, duration of response, disease control rate, time to response and safety.

About SAFFRON

SAFFRON is a randomized, open-label, multi-center, global Phase III trial studying the efficacy of savolitinib (300 mg twice daily) added to TAGRISSO® (80 mg once daily) versus doublet platinum-based chemotherapy in 338 patients with EGFRm, locally advanced or metastatic NSCLC with MET overexpression or amplification whose disease progressed following first- or second-line treatment with TAGRISSO®. The trial enrolled patients in 230 centers across 29 countries in North America, Europe, South America and Asia. The primary endpoint is PFS and key secondary endpoint includes OS.

Patients were prospectively selected for SAFFRON using the high MET level cut-offs identified in the SAVANNAH Phase II trial. In SAVANNAH, MET overexpression or amplification levels were determined by two tests: immunohistochemistry (IHC), which detects if cancer cells have a particular protein or marker on their surface, and fluorescence in situ hybridization (FISH), which detects a specific DNA sequence from cancer cells.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first four medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of savolitinib, the further clinical development for savolitinib, its expectations as to whether any studies on savolitinib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of savolitinib, including as a combination therapy, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of savolitinib for a targeted indication; the sufficiency of funding; HUTCHMED’s and AstraZeneca’s ability to successfully develop and commercialize savolitinib. In addition, as certain studies rely on the use of other drug products such as TAGRISSO® as combination therapeutics with savolitinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
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